Exhibit 99.2

Private & Confidential

Reddit AMA #105 – Pelican Acquisition Corp ($PELI) and Greenland Energy Company

Participants

Host: Canadian2020 (Reddit / r-SPAC)

Robert Price – CEO, Greenland Energy Company

Larry Swets – Executive Chairman, Greenland Energy Company

Date: 3/14/2027

Time: 3:00 - 4:00 pm Eastern (2:00 - 3:00 pm Central)

Video Link: https://streamyard.com/mri7cfnpwtfy

Canadian2020

Hello everyone on r-SPAC and from Discord, StockTwits, and X. We are live today discussing the Pelican Acquisition Corp and Greenland Energy Company transaction with Robert Price, CEO, and Larry Swets, Executive Chairman. Welcome everyone. How are you both doing?

Robert Price

We are well. Great to be here.

Larry Swets

Great to be here.

Private & Confidential

Canadian2020

For viewers just hearing about this transaction today, what is Greenland Energy Company and what opportunity are you pursuing in Greenland?

Robert Price

Greenland Energy will be drilling two oil wells in Greenland this year. About $275 million was spent previously by ARCO doing seismic studies and building an airport and seaport. We took all of their data and reprocessed it using modern techniques to identify the best drilling location.

ARCO discovered Prudhoe Bay in Alaska, which is the largest oil field in the United States with about 13 billion barrels of oil. Our project in Greenland was actually ARCO’s number one prospect, but it was never drilled due to macroeconomic conditions at the time.

We now hold the licenses. We partnered with Halliburton, IPT, and several Canadian firms including Stampede Drilling and Degagne, which will handle shipping logistics.

The equipment will be shipped from Montreal. We will land equipment on the beach, build a road roughly three miles inland, and begin drilling. Our independent engineering report suggests the potential could exceed 13 billion barrels of oil, which would make it one of the largest oil fields in the world.

Canadian2020

What macroeconomic conditions prevented ARCO from drilling originally?

Robert Price

There were three main reasons.

After ARCO discovered Prudhoe Bay, they negotiated a very burdensome royalty agreement with Denmark. Denmark received a royalty, a surplus royalty, and a carried working interest totaling roughly 40 percent of the oil.

Private & Confidential

When oil prices collapsed in the 1980s and early 1990s, ARCO laid off thousands of employees and attempted to renegotiate the agreement. Denmark refused, so ARCO relinquished the licenses and donated the airport and seaport infrastructure to Greenland.

We later obtained the licenses and all the historical data, reprocessed it using modern seismic analysis, and now plan to drill two wells by the end of the year.

Canadian2020

Global politics suggests oil prices could rise above $100 per barrel. Does that help this project?

Robert Price

Absolutely. What we are seeing in the Strait of Hormuz shows how fragile global oil supply chains are.

Major discoveries like ExxonMobil’s offshore Guyana field show the importance of new supply sources. If our project succeeds, it could supply oil to Europe and the United States.

Our location is about 70 degrees latitude, similar to Prudhoe Bay. Because we are drilling onshore rather than offshore, we believe we could potentially be among the lowest-cost producers globally.

Canadian2020

Larry, you have targeted many companies through SPACs. What made this opportunity attractive?

Larry Swets

We have been doing SPAC transactions for nearly twenty years and have worked on over a dozen deals.

When we saw this opportunity, we believed it was exceptional. I did not have a SPAC available at the time, so we created a holding company called Greenland Exploration and then identified Pelican Acquisition Corp as the appropriate SPAC partner.

Private & Confidential

What drew me to this opportunity was the ability to deploy capital quickly and begin drilling immediately. There is enormous upside potential here, although of course there is risk as with any exploration project. The geopolitical environment also increases the strategic importance of the asset.

Canadian2020

What roles will each of you play once the company becomes public?

Larry Swets

I will serve as Executive Chairman and Robert will serve as CEO.

My role will focus on building the public company structure, including the board of directors, investor relations strategy, accounting and reporting systems, and ensuring that all regulatory filings are completed properly.

Robert will focus primarily on the operational side, particularly drilling and oil recovery.

Robert Price

Operationally we are partnering with Halliburton as our project and logistics manager. Stampede Drilling will provide the drilling rig and Degagne will handle shipping.

A vessel carrying about 300 containers of equipment will leave Montreal in September. Once the equipment arrives in Greenland, we will transport it about three miles inland to the drilling site and begin drilling around October.

Because this basin has never been drilled before, we will move slowly and carefully. We will evaluate five separate geological formations while drilling and gather extensive data at each stage.

Private & Confidential

Canadian2020

How should investors think about the approximately $215 million valuation of the combined company?

Larry Swets

I think about this company more like a binomial outcome rather than a traditional valuation model.

We are an asset-based exploration company that does not yet generate revenue. The key asset is our right to develop roughly 70 percent of the Jamieson Basin. That asset itself has intrinsic value.

Drilling the first two wells secures that position and significantly increases the value of the project.

Canadian2020

Robert, you are working with companies like Halliburton. What gives you confidence in these partners?

Robert Price

I have worked with Halliburton extensively throughout my career. I met with their CEO Jeff Miller and they assigned their top team to this project.

I previously drilled horizontal wells in the Williston Basin and later worked in the Colorado-Julesburg Basin. Halliburton even took a 20 percent stake in some of my wells.

IPT is another key partner. Their managing director spent many years drilling wells in Siberia and has extensive Arctic experience.

Private & Confidential

Canadian2020

What risks should investors realistically consider?

Robert Price

The biggest challenge in the Arctic is logistics.

We conduct daily planning calls with our engineering teams and contractors. We focus heavily on redundancy so that equipment failures or delays do not disrupt operations.

If necessary we could airlift equipment using heavy-lift helicopters, but that would be a last resort because it is expensive.

Canadian2020

What differentiates Greenland Energy from other exploration companies?

Robert Price

Most small companies drill for relatively small discoveries. I have drilled wells that discovered millions of barrels of oil, but very rarely does a small company have the opportunity to target billions of barrels.

Our project covers roughly two million acres across an entire basin. We will drill through five different formations, each with potential.

Canadian2020

What would success look like in the next five years?

Larry Swets

The key priorities are smooth logistics, operational safety, and confirming the geological potential through drilling.

If the science proves correct, it could create enormous value for shareholders.

Private & Confidential

Robert Price

Even drilling the first well and gathering data creates value. This basin is part of the same petroleum system as the North Sea. Oil seeps have already been identified and genetically matched to North Sea crude.

The question now is how much oil exists and where it is trapped.

Canadian2020

Any final thoughts for the community?

Larry Swets

One reason I became involved in SPACs was to allow individual investors to participate in opportunities that would otherwise be reserved for large institutional investors.

This project offers a unique asymmetric risk-reward profile. It carries risk, but the upside could be extraordinary.

Robert Price

Thank you to everyone who spent time with us today. We appreciate the opportunity to discuss the project.

Canadian2020

Thank you both for joining us. Hopefully we will do a follow-up interview once drilling begins. Thanks everyone.

End of AMA.